

Mail Stop 4631

April 15, 2010

<u>via U.S. mail and facsimile</u>

Jeffery T. Jackson, CFO
PGT, Inc.
1070 Technology Drive
North Venice, Florida 34275

> **RE:** **PGT, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 18, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2010**
> **File No. 0-52059**

Dear Mr. Jackson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 2, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Executive Overview, page 14

1. We note your disclosure on page 15 that you anticipate the restructuring efforts from fiscal years 2008 and 2009 will result in cost savings that will exceed $25 million

annually. Please also disclose the amount of cost savings recognized during fiscal year 2009 for the actions taken in fiscal year 2008. Please also disclose the amount of cost savings recognized during fiscal year 2010 for the actions taken in fiscal years 2008 and 2009 and whether these cost savings are in line with the anticipated cost savings. If the anticipated savings are not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 and Item 303(A)(3) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 22

2. In future filings, please disclose the amount of outstanding receivables for each of the three customers referenced in your disclosure on page 24. To the extent that you have material collection issues with any additional customers, please disclose the value of the outstanding receivables for each of those customers and also include a discussion of the balances that have not been collected subsequent to year end and prior to filing your annual and interim financial statements. Refer to Item 303(A)(1) of Regulation S-K, Instruction 5 to Item 303(A) of Regulation S-K, and Section 501.13.b. of the Financial Reporting Codification for guidance.

3. We note that inventories is 24.7% of total current assets as of January 2, 2010, and that inventories increased 4.6% while sales declined 27% in the fourth quarter of fiscal year 2009 as compared to the fourth quarter of fiscal year 2008. Given the significance of inventories to total current assets and your liquidity for each period presented, please expand your disclosures to provide investors with a detailed analysis of your assessment of the realizability of your inventories, including an analysis of the inventory turnover ratio or other measure used by management to monitor inventories. Please refer to Item 303(A)(1) of Regulation S-K, Instruction 5 of Item 303(A) of Regulation S-K, and Section 501.13.b. of the Financial Reporting Codification for guidance.

4. We note that you have obtained amendments to the credit agreements during fiscal years 2008 and 2009 to relax certain financial covenant requirements. In future filings, please disclose all of the financial covenants required to be met to the extent that you have determined that it is reasonably likely you will not meet these financial covenants. This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

5. In future filings, please file a copy of the third amendment to the credit agreement as an exhibit to your Form 10-K.

Critical Accounting Policies and Estimates, page 26

Other intangibles, page 27

6. We note that trademarks represent 25.3% of total assets as of January 2, 2010, and 64.5% of total shareholders' equity as of January 2, 2010. We further note that you recognized total impairment charges for your trademarks during fiscal year 2008 totaling $18.1 million, or 9.9% of fiscal year 2009 loss from operations and 24.4% of total shareholders' equity as of January 3, 2009. We have the following comments in this regard.

- In future filings, please revise your disclosures to more fully explain to investors the uncertainties associated with your trademarks. Specifically, please provide investors with a more comprehensive discussion of the assumptions used in the royalty relief discounted cash flow method to estimate fair value. In addition, you should also explain to investors the uncertainties associated with the material assumptions, such as any material deviations from your historical results, expectations as to when you anticipate the significant decline in sales to turnaround, etc.
- Please disclose the percentage by which estimated fair value exceeded the carrying value.

These additional disclosures should provide investors with a detailed understanding of the magnitude of your material uncertainties. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." Please provide us with the revised disclosure you intend to include in your next periodic report to address this comment.

Recently Issued Accounting Standards, page 29

7. In future filings, please include disclosure that explains to investors how recently issued accounting standards that have not yet been adopted may impact your

business, trends, debt covenants, et cetera, rather than referring to the disclosures required in your audited footnotes. Refer to SAB Topic 11:M for guidance.

Forward Outlook, page 29

8. We note your disclosure that, under certain circumstances, you may need to use your cash on hand to fund margin calls related to your forward contracts for aluminum. We also note your related disclosure in the fourth paragraph on page 28 and in Note 11 of your consolidated financial statements. Please tell us what consideration you have given to including a risk factor in Item 1A. of your Form 10-K that adequately describes this risk to your liquidity position.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 31

9. Please revise your disclosure for your commodity price risk to include a description of the model, assumptions, and parameters used to prepare the sensitivity analysis. Please refer to Item 305(a)(ii)(B) of Regulation S-K and Instruction 3.F. to Item 305 of Regulation S-K for guidance.

Consolidated Statements of Cash Flows, page 36

10. Please tell us how you determined that the net change in the deposit with your commodities broker related to funding of margin calls on open forward contracts for the purchase of aluminum in a liability position represents an investing activity. As part of your explanation, please include the specific reference for the authoritative literature that supports your position.

2. Summary of Significant Accounting Policies, page 38

Cost of Sales, page 39

11. We note that you recorded an estimated loss on a contract for a large multi-story condominium project in Southeast Florida. We further note that your revenue recognition policy is based on the guidance in ASC 605-10-S99-1 (SAB Topic 13). As such, please clarify why you have recognized a loss prior to the recognition of revenue. If you also recognize revenue for certain contracts in accordance with ASC 605-35-25-45 through 25-55 (SOP 81-1), please revise your revenue recognition policy to disclose as such, including the amount of revenue recognized under each policy. Please provide us with the disclosure you intend to include in future filings.

Net income (loss) per common share, page 45

12. We note that you restated all periods presented to give effect to the bonus element in the 2010 and 2008 rights offerings. Please revise your disclosure to:
   - Explain to investors what the bonus element is.
   - Explain how you determined the restated basic and diluted (loss) earnings per share.
   - Demonstrate the impact of the bonus element to basic and diluted (loss) earnings per share.
   Please refer to ASC 260-10-55-13 and 55-14 (paragraphs 55 and 56 of SFAS 128) for guidance.

13. Commitments and Contingencies, page 58

13. We note your disclosure regarding your various legal proceedings. We also note your disclosure on page 9 that you are involved in product liability claims relating to the products that you manufacture. In future filings, please clarify your disclosure as to whether your legal proceedings include product liability claims. If not, please tell us what consideration you have given to providing specific disclosures regarding your product liability claims in accordance with ASC (paragraphs 9-10 of SFAS 5) in your footnote disclosures.

17. Employee Stock Based Compensation, page 61

The Repricing, page 63

14. In future filings, please disclose the following for each of the 2008 and 2010 repricings:
   - Your methodology for determining the amount of incremental compensation cost to be recognized;
   - The number of stock options originally granted;
   - The number of replacement stock options granted; and
   - The exercise price, or exercise price range, of the originally granted stock options.
   Refer to ASC 718-20-35-3 and 35-4 and ASC 718-20-35-8 and 35-9 for guidance.

Item 9A. Controls and Procedures, page 67

15. Your disclosure states that your principal executive officer and principal financial officer evaluated the effectiveness of your disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Your disclosure regarding their effectiveness determination does not appear to cover the entire definition of disclosure controls and procedures. Please confirm to us that your principal executive officer and principal financial officer concluded that your

disclosure controls and procedures were effective based upon the entire definition of disclosure controls and procedures as set forth in Rules 13a-15(e) and 15d-15(e). Please revise your disclosure accordingly in future filings.

Item 15. Exhibits, Financial Statement Schedules, page 71

16. We note that you have filed the Second Amended and Restated Credit Agreement dated February 14, 2006. The filed credit agreement is incomplete as it does not contain the corresponding schedules and exhibits. Please file a complete copy of the Second Amended and Restated Credit Agreement, including all exhibits and schedules thereto, with your next Exchange Act periodic report.

Appendix

17. In future filings, please provide all of the disclosures required by Item 10(e) of Regulation S-K for each of your non-GAAP measures in the Form 10-K.

Exhibits 31.1 and 31.2

18. We note your use of "annual report" rather than "report" in the second and third paragraphs of the certification. In future filings, please provide certifications in the exact form as set forth in Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 24
Compensation Philosophy and Objectives, page 24

19. In future filings, please disclose the names of the companies within your relevant labor market (i.e. the peer group) used as a basis for comparison of compensation levels in determining your executive compensation levels for 2009. See Item 401(b)(2)(xiv) of Regulation S-K.

Annual Cash Incentive Plan, page 26

20. In future filings, please identify the elements of individual performance you consider in determining the annual cash bonus awarded to your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Equity-Based Incentives, page 27

21. In future filings, please explain how you determined the allocation of restricted stock and stock options. See Item 402(b)(2)(iii) of Regulation S-K.

Review and Approval of Transactions with Related Parties, page 38

22. In future filings, please state whether your policies and procedures are in writing. See Item 404(b)(1)(iv) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Chambre Malone, Staff Attorney, at (202) 551-3262, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397.

Sincerely,

Terence O'Brien
Accounting Branch Chief